MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-274-0300

January 4, 2016

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Madison Funds (“Registrant”)
Form DEF-14A, Accession number 0001040612-15-000120
Form PRE-14A, Accession number 0001040612-15-000124

Regarding accession number, 0001040612-15-000120, filed on December 24, 2015 and accession number, 0001040612-15-000124, filed on December 28, 2015, please note that these proxy filings were submitted in error and should be disregarded. Form PRE-14A, accession number, 0001040612-15-000126, filed on December 28, 2015 was filed to withdraw the first two filings. Please contact me at (608) 216-9109 with any questions or comments regarding this notice.

Sincerely,

/s/ Lisa R. Lange

Lisa R. Lange
Chief Legal Officer and Chief Compliance Officer